Exhibit 99.11

Twila Griffith, P.Geo.
New Gold Inc., Rainy River Mine
5967 Highway 11/71, PO Box 5

Emo, ON P0W 1E0

CONSENT of QUALIFIED PERSON

I, Twila Griffith, P.Geo., do hereby consent to the public filing of the report titled “NI 43-101 Technical Report for the Rainy River Mine in Ontario, Canada” with an effective date of 12 March 2020 (the “Technical Report”) by New Gold Inc.

I also consent to any extracts from or a summary of the Technical Report in the news release of New Gold Inc. dated 13 February 2020 titled “New Gold Releases Updated Life of Mine Results for the Rainy River and New Afton Mines” (the “News Release”).

I certify that I have read the News Release filed by New Gold Inc. and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this 18th March 2020

(Signed) Twila Griffith (Sealed)
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Twila Griffith, P.Geo.
Senior Environmental Specialist
New Gold Inc., Rainy River Mine.